November 12, 2008
Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Grubb & Ellis Healthcare REIT, Inc.
Form 10-K for the year ended December 31, 2007
Filed on March 25, 2008
File No. 333-133652
Dear Ms. LaMothe:
     This letter sets forth the responses of Grubb & Ellis Healthcare REIT, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in a letter dated November 5, 2008 with regard to the above-referenced filing. For your convenience, we have set forth below your comments followed by the relevant responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
Financial Statements and Notes
Consolidated Statements of Cash Flows, page 96
1. Comment: We have considered your response to comment 2. Please confirm that in situations in which the company keeps the security deposit in event of default or damage to the property, that the cash would be reclassed to operating and expand your disclosures to clarify your accounting policy.
     Response: The Company’s security deposits retained in the event of default or damage to the property to date have been insignificant. The Company confirms that in future filings made by the Company with the Commission, the Company will reclass, to cash flow from operating activities, the amount of security deposits that the Company keeps in the event of default or damage to the property. Ordinarily, the Company does not disclose accounting policies for such insignificant amounts. If such amounts do become significant in the future, the Company will evaluate the need for further disclosure of our accounting policy.
1551 N. Tustin Avenue, Suite 300, Santa Ana, California 92705
tel (714)667-8252• fax (714)667-6860

Certifications
2. Comment: We note the language in the certification from your Chief Financial Officer, filed as Exhibit 31.2, does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note the duplication of the language in paragraph 4(c) and the exclusion of the language in paragraph 4(b). Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.
     Response: The Company has filed today an amendment to its Annual Report on Form 10-K for the year ended December 31, 2007 that includes the corrected certification in the form instructed by the Commission.
     Thank you for your consideration of the Company’s responses to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at 714-667-8252.
Very truly yours,
/s/ Shannon K S Johnson
Shannon K S Johnson
Chief Financial Officer
cc: Scott D. Peters
      Lesley H. Solomon